Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 1-7959

The following communication was first sent to Starwood hotel owners beginning on February 4, 2016.

Dear Starwood Hotel Owner,

It’s been just over a month since I became CEO of Starwood Hotels & Resorts, and I have had the opportunity to meet with and listen to a broad range of stakeholders, including many of you, the owners of our hotels operating across our 10 brands.  With those conversations in mind, and on the heels of the American Investment Lodging Summit (ALIS) last week in Los Angeles, I wanted to share some of my thoughts on our business in 2016.

While this will undoubtedly be a year of change for Starwood given our announced merger with Marriott International, our strategy remains very much intact and on track.  We have terrific momentum coming into 2016 with RevPAR index gains in each of our six global regions and a record-breaking year of growth where we opened more hotels and signed more new deals than in Starwood’s entire history.  This year’s priorities will build on this success – accelerating our growth, developing our talent, innovating across our brands, and delighting our guests to grow our RevPAR faster than the competition and deliver superior returns to our owners.

It’s important to note that we remain an independent company until the close of our transaction which remains on track for mid-year.  We will compete vigorously in the marketplace – even against Marriott.  That means our sales teams will continue to drive hard to fill your hotels with high-value corporate and group business.  Our development teams will continue to work with you to bring more of your hotels into Starwood’s system.  Our brand teams will continue to roll out creative new programming and SPG will continue to lure more business from the world’s most profitable guests.  It is very much business as usual at Starwood in what we all know is an unusual year.

This brings me to my next topic, which I know is very much on your minds, and that is around our pending merger with Marriott.  As the owners of our hotels, you understandably have lots of questions about the merger and what it means for your business.  At the moment, you have more questions than we have answers, but I will share what I know and will continue to do so periodically until close.

First, I was extremely proud last week at ALIS when again and again our owners’ first question was about our people – genuine concern for their futures and a real desire to continue working with the individuals and teams they’ve come to know, respect and trust over the years.  Marriott has made clear that their top priority as we integrate our companies is talent and their number one focus is people.  They understand that there is anxiety in both organizations and among stakeholders like you.  They plan to move quickly to make decisions and resolve uncertainty.  They also recognize that they will need Starwood talent to facilitate new capabilities, fill new positions and to respond to the volume, scale and complexity that comes from creating a much larger business.

Alongside running our business and winning in the marketplace, my own top priority is to advocate for Starwood’s people, and our unique approach to hospitality.  I have been working closely with Arne Sorenson, Marriott’s CEO, and he has shared privately and publically that they have great admiration for what Starwood has built – our creativity, innovation, global lead, brands, design, SPG, millennial appeal and the like.  As Arne put it, “there are places where Starwood leads, and we want to make sure we capture that talent.”

One area where Starwood gets credit for leading is around our world class brands. As our owners, you have invested in our brands and are their champions. Not surprisingly, many of you have asked about Marriott’s plans for our brands.  I believe that most, if not all, will survive, and have good reason to survive.  We have worked hard as competitors to differentiate our respective brands and create unique reasons for guests to connect with them, and owners and developers to buy into them.  Together, we will offer some 30 brands with a leading position in every major market segment and largest pipeline in the industry.

In an industry where size increasingly matters, the business rationale for this deal is extraordinary.  The scale and breadth we will create means we can offer new opportunities for our people, more choice for our guests and customers, and for you, our owners, ever more value by being part of a larger organization.  There are many benefits this merger will bring to your business – from increased investment in revenue generating technology and innovation, to the combined forces of our global sales teams and best-in-class loyalty programs, to increased efficiency to lower your costs, not to mention a powerful new platform to compete harder against those who are trying to disintermediate our business.  We are extremely confident that this exciting combination will drive both your topline and bottom line, only enhancing the power of our partnership.

As we work hard behind the scenes to execute this landmark combination, I know that our teams you entrust to run your business will not skip a beat.  You have my commitment that as we integrate the companies your interests will be top of mind.  We will continue to listen to your feedback, and we will communicate with you along the way as we have new developments to share.  In the meantime, thank you for your continued partnership – you are critically important to our success.

Sincerely,

Thomas B. Mangas
Chief Executive Officer

Cautionary Statement Regarding Forward Looking Statements

This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood’s and Marriot’s expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its concurrent acquisition by Interval Leisure Group, Inc. (“ILG”) or realize the anticipated benefits of the spin-off and concurrent acquisition by ILG, and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management's opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders to be filed with the Securities and Exchange Commission (“SEC”).  Starwood will mail the joint proxy statement/prospectus to its stockholders, Marriott will mail the joint proxy statement/prospectus to its stockholders and Starwood and Marriott will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.

PARTICIPANTS IN THE SOLICITATION

Marriott, Starwood, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Marriott’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 7, 2015 and information about Starwood’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 17, 2015.  These documents are available free of charge from the sources indicated above, and from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Marriott and Starwood file with the SEC.